EXHIBIT 99.6

OKEANOS GAS GATHERING COMPANY, LLC
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2016

EXHIBIT 99.6

Report of Independent Auditors

To the Management of Okeanos Gas Gathering Company, LLC:

We have audited the accompanying financial statements of Okeanos Gas Gathering Company, LLC, which comprise the balance sheet as of December 31, 2016, and the related statements of operations, of changes in members’ equity and of cash flows for the year then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Okeanos Gas Gathering Company, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers LLP
Houston, TX
March 24, 2017

EXHIBIT 99.6

OKEANOS GAS GATHERING COMPANY, LLC
BALANCE SHEET
DECEMBER 31, 2016
(in thousands)

ASSETS
Current assets
Cash and cash equivalents	$6,519
Accounts receivables
Third parties	448
Affiliates	876
Total current assets	7,843
Pipelines and equipments, net	139,310
Total assets	$147,153

LIABILITIES AND MEMBERS' EQUITY
Current liabilities
Accounts payable
Third parties	$71
Affiliates	627
Accrued liabilities	57
Total current liabilities	755

Asset retirement obligation	9,644
Total liabilities	10,399

Members' equity	136,754
Total liabilities and members' equity	$147,153
The accompanying notes are on integral part of these financial statements

EXHIBIT 99.6

OKEANOS GAS GATHERING COMPANY, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016
(in thousands)

REVENUE
Transportation revenue:
Affiliates	$9,313
Third parties	7,067
Total revenue	16,380

COSTS AND EXPENSES
Operating and maintenance	1,545
General and administrative	1,171
Depreciation	9,261
Accretion	535
Total cost and expenses	12,512

Net income	$3,868

The accompanying notes are on integral part of these financial statements

EXHIBIT 99.6

OKEANOS GAS GATHERING COMPANY, LLC
STATEMENT OF CHANGE IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016
(in thousands)

	Mardi Grass Transportation System, Inc	Emerald Midstream, LLC	American Midstream Emerald, LLC	Enbridge Offshore (Destin), LLC	Members' Equity
Balance at January 1, 2016	96,289	—	—	48,147	144,436
Net Income	991	314	1,274	1,289	3,868
Members' distributions	(3,666)	—	(4,034)	(3,850)	(11,550)
Transfer of members' interest on March 31, 2016	(93,614)	93,614	—	—	—
Transfer of members' interest on April 27, 2016	—	(93,928)	93,928	—	—
Balance at December 31, 2016	$—	$—	$91,168	$45,586	$136,754

The accompanying notes are on integral part of these financial statements

EXHIBIT 99.6

OKEANOS GAS GATHERING COMPANY, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016
(in thousands)

OPERATING ACTIVITIES
Net income	$3,868
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expenses	9,261
Accretion expense	535
Changes in operating assets and liabilities
Accounts receivable - affiliates	(31)
Accounts receivable - third parties	654
Accounts payable - affiliates	(172)
Accounts payable - third parties	18
Accrued liabilities	(141)
Net cash provided by operating activities	13,992
FINANCING ACTIVITIES
Member distributions	(11,550)
Cash used in financing activities	(11,550)
Net increase in cash and cash equivalents	2,442
Cash and cash equivalents, beginning of the year	4,077
Cash and cash equivalents, end of the year	$6,519

The accompanying notes are on integral part of these financial statements

EXHIBIT 99.6

OKEANOS GAS GATHERING COMPANY, LLC
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2016
(in thousands)

1. Organization and Nature of Business

Okeanos Gas Gathering Company, LLC (the “Company”) was formed as a Delaware limited liability company on June 12, 2001 and as of December 31, 2015, its membership interests were owned by Mardi Gras Transportation System Inc. (“MGTSI”) (66.7%) and Enbridge Offshore (Destin), L.L.C. (“Enbridge”) (33.3%). . On March 31, 2016, MGTSI sold its membership interest in the Company to Emerald Midstream, L.L.C. (“Emerald Midstream”) and on April 27, 2016, Emerald Midstream sold its membership interest to American Midstream Emerald, L.L.C (“Emerald”), an affiliated entity.

Contributions and distributions, as well as profits and losses, are allocated among the members on a pro-rata basis in accordance with their respective ownership interests.

The Company owns and operates the Okeanos Gas Gathering System (the “Pipeline”), markets the services of the Pipeline, and engages in activities directly or indirectly related thereto. The Pipeline, which began operations in November 2003, delivers production from the Na Kika field to the Destin Pipeline Company, L.L.C. pipeline and has a maximum capacity of 1.2 billion cubic feet per day. The Pipeline also delivers natural gas from the Thunder Horse, Thunder Hawk and Big Bend/Dantzler fields, which commenced production in 2008, 2009 and 2015, respectively.

The Company has no employees and receives all administrative and operating support through contractual arrangements with affiliated companies.

MGTSI provided the Company with operations, management and administrative support pursuant to a related agreement which was in effect through October 31, 2016. On November 1, 2016, the Company entered into a new agreement with Emerald to provide the support previously provided by MGTSI.

2. Summary of Significant Accounting

Cash and Cash Equivalents
Cash and cash equivalents consist of all cash balances and highly liquid, temporary cash investments having an original maturity of three months or less when purchased.

Concentration of Credit Risk

Accounts receivable are concentrated among shippers with operations in the Gulf of Mexico. Management believes that credit risk with respect to receivables is limited due to ongoing credit evaluations performed on the Company’s customers. The Company limits the amount of credit extended when deemed necessary and generally does not require collateral.

Pipelines and Equipment

Pipelines and equipment are recorded at historical cost less accumulated depreciation and impairment losses, if any. Additions and improvements are capitalized. Pipelines and equipment consist primarily of the offshore underwater gathering system, which includes rights-of-way, pipe and equipment. Depreciation expense is determined using the straight-line method over the estimated useful lives of the assets, which range from 21 to 25 years.

Line fill, which is included in pipelines and equipment, represents natural gas acquired to commence operations of the Pipeline and is valued at the lower of cost or net realizable value.

Impairment of Pipelines and Equipment

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to the future undiscounted net cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by

EXHIBIT 99.6

which the carrying amount exceeds its fair value.

Asset Retirement Obligation

The Company accounts for its asset retirement obligation (ARO) in accordance with Accounting Standards Codification (ASC) 410-20, Asset Retirement Obligations. ASC 410-20 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs, and applies to legal obligations associated with the acquisition, construction, development, and/or the normal operation of long-lived assets. When the liability is initially recorded, the Company capitalizes an equivalent amount as part of the cost of the asset. Over time, the liability will be accreted for the change in its present value each period and the capitalized cost will be depreciated over the useful life of the related asset.

Environmental Liabilities

Liabilities for environmental costs are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated. These liabilities are not reduced by possible recoveries from third parties and are presented on an undiscounted basis.

Revenue Recognition

The Company recognizes revenue when there is persuasive evidence of an arrangement, the sales price is fixed or determinable, services are rendered and the collection of the resultant receivable is probable. Revenues for the transportation of natural gas are recognized based on volumes received or nominated from the Na Kika, Thunder Horse and Thunder Hawk production facilities and delivered to the Main Pass 260 interconnect facilities in accordance with the related contractual terms at the time the transportation services are provided. The Company's share of income from the deepwater pipeline repair equipment is recognized when earned based on daily rates.

Income Taxes

The Company is treated as a pass-through entity under the provisions of the United States Internal Revenue Code. Accordingly, the accompanying financial statements do not reflect a provision for income taxes, as the Company's results of operations and related credits and deductions for income tax purposes will be passed through to and taken into account by its Members in computing their respective income taxes.

Fair Value Measurement

The Company uses fair value to measure certain of the assets and liabilities in its financial statements. Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., the exit price). The Company categorizes the fair value of its financial assets and liabilities according to the hierarchy established by the FASB (described below), which prioritizes the inputs to valuation techniques used to measure fair value. The Company also considers counterparty credit risk in its assessment.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Hierarchy Levels 1, 2, or 3 are terms for the priority of inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described as follows:

•	Level 1 - Quoted market prices in active markets for identical assets or liabilities.

•	Level 2 - Inputs other than Level 1 inputs that are either directly or indirectly observable.

•	Level 3 - Unobservable inputs developed using estimates and assumptions developed by the Company, which reflect those that a market participant would use.

EXHIBIT 99.6

Financial Instruments

The Company's financial instruments consist of cash equivalents, accounts receivable, and accounts payable. The carrying amounts of these items approximate fair value. The fair value of cash equivalents is determined based on quoted market prices which represents a Level 1 measurement.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the related reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Management believes that its estimates are reasonable.

3.	Accounting Standards Issued and Not Yet Adopted

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which amends the existing accounting guidance for revenue recognition. The update requires an entity to recognize revenue in a manner that depicts the transfer of goods or services to customers at an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU No. 2015-14 was subsequently issued and deferred the effective date of ASU No. 2014-09 to annual reporting periods beginning after December 15, 2018, including interim reporting periods within that period. In March 2016, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal Versus Agent Considerations, as further clarification on principal versus agent considerations. In April 2016, the FASB issued ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing as further clarification on identifying performance obligations and the licensing implementation guidance. In May 2016, the FASB issued ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients, as clarifying guidance on specific narrow scope improvements and practical expedients. The Company is in the process of reviewing its various customer arrangements in order to determine the impact that these updates will have on its financial statements and related disclosures The Company currently expects to complete its review in the third quarter of 2017.

In February 2016, the FASB issued ASU No. 2016-02 (Topic 842) "Leases" which supersedes the lease recognition requirements in Accounting Standards Codification Topic 840, "Leases". Under ASU No. 2016-02 lessees are required to recognize assets and liabilities on the balance sheet for most leases and provide enhanced disclosures. Leases will continue to be classified as either finance or operating. ASU No. 2016-02 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2018. Entities are required to use a modified retrospective approach for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements, and there are certain optional practical expedients that an entity may elect to apply. Full retrospective application is prohibited and early adoption by public entities is permitted. The Company is currently evaluating the impact that this update will have on its financial statements and related disclosures.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 320): Classification of Cash Receipts and Cash Payments, which addresses eight specific cash flow issues with the objective of reducing the existing diversity of presentation and classification in the statement of cash flows. ASU No. 2016-15 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal periods. Early adoption is permitted, but only if all aspects are adopted in the same period. The Company is currently evaluating the impact this update will have on its statement of cash flows and related disclosures.

EXHIBIT 99.6

4.	Pipelines and Equipment

Pipelines and equipment consist of the following at December 31, 2016 (in thousands):

Transportation assets	$224,403
Deepwater pipeline repair equipment	4,167
Asset retirement costs	5,112
Line fill inventory	393
Pipeline and equipment	234,075
Less: Accumulated depreciation	(94,765)
Pipelines and equipment, net	$139,310

The Company reduced the estimated useful life of its pipelines and equipment by three years in 2016, due to a reduction in the anticipated production of the connecting platforms. As of December 31, 2016, the remaining estimated useful life of its pipelines and equipment was 15 years. Total depreciation expense was $9.3 million for the year ended December 31, 2016. The impact on depreciation expense related to the change in useful life is $1.5 million for the year ended December 31, 2016.

5.	Related-Party Transactions

Okeanos earned $9.3 million of related party revenues from performing transportation services for MGTSI’s affiliates during the year ended December 31, 2016. Okeanos had receivables of $0.9 million from MGTSI’s affiliates, related to transportation services at December 31, 2016.

Emerald currently serves as operator of the Pipeline and provides operating, maintenance and repair, and administrative and other services to the Company. MGTSI served as operator of the Pipeline until October 31, 2016. Management fees for 2016 totaled $0.7 million, including $0.6 million to MGTSI and $0.1 million to Emerald. Additionally, the Company reimbursed MGTSI and Emerald and their affiliates $0.4 million and $0.2 million, respectively, for costs and expenses they incurred on behalf of the Company. Management fees and cost reimbursements are included in General and administrative expenses in the Statement of Operations. At December 31, 2016, the Company had accounts payable to MGTSI and Emerald and their affiliates of $0.4 million and $0.2 million, respectively.

6. Asset Retirement Obligations

Changes in the Company's asset retirement obligation for the year ended December 31, was as follows:

Balance at January 1, 2016	$9,109
Accretion expense	535
Balance at December 31, 2016	$9,644

7.	Subsequent Events

The Company evaluated and disclosed subsequent events through March 24, 2017, the date these financial statements were available to be issued.